FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated August 2, 2007

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ (for past years ending in calendar year 1996)	Form 40-F ☒ (commencing in calendar year 1997)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

On August 2, 2007, Biomira Inc. issued a press release announcing its second quarter financial results for the period ended June 30, 2007.  The press release was filed with the System for Electronic Document Analysis and Retrieval in Canada and is attached to this report.

TABLE OF CONTENTS

Item	Page

Press Release of the Company dated August 2, 2007	4

Signature	8

BIOMIRA ANNOUNCES SECOND QUARTER 2007 FINANCIAL RESULTS

EDMONTON, ALBERTA, CANADA - August 2, 2007 - Biomira Inc. (“Biomira” or the “Company”) (NASDAQ:BIOM) (TSX:BRA) today reported  a consolidated net loss from operations of $6.3 million or $0.05 per basic and diluted share for the three months ended June 30, 2006, compared to $4.0 million or $0.04 per basic and diluted share for the same period in 2006. Revenue was $0.7 million for the 2007 second quarter, compared with $1.2 million for the year earlier quarter. Total operating expenses were $7.0 million for the quarter ended June 30, 2007, compared with $5.4 million for the same quarter in 2006. All results are in Canadian dollars.

The increase in net loss of $2.3 million primarily resulted from lower revenues of $0.5 million and increased operating expenses of $1.6 million.  The lower revenues resulted from reduced contract research and development funding as a result of transitioning the responsibility for the clinical development and regulatory activities for Stimuvax® to Merck KGaA of Darmstadt, Germany (“Merck KGaA”) during 2006.  The increase in operating expenses primarily resulted from higher research and development expenses and increased amortization expense related to the Company’s acquisition of ProlX Pharmaceuticals Corporation in October 2006.

Financial results for the six months ended June 30, 2006 reflect a consolidated net loss from operations of $11.6 million or $0.10 per basic and diluted share compared to $9.8 million or $0.11 per basic and diluted share for the same period in 2006.

As at June 30, 2007, cash and cash equivalents and short-term investments were $21.9 million compared to $33.0 million at the end of 2006, a decrease of $11.1 million.  Major contributors to the net change included $9.8 million used in operations, $0.5 million used in payment of accrued business acquisition and share issuance costs, and $0.6 million used in the purchase of capital and intangible assets.  Included in cash used in operations is an increase in inventory of $3.1 million related to Stimuvax manufacturing activities, which resumed in the first quarter of 2007 as a result of the commencement of the Merck KGaA-led phase 3 trial of Stimuvax in non-small cell lung cancer.

About Biomira
Biomira is a biotechnology company specializing in the development of innovative therapeutic products for the treatment of cancer. Biomira's goal is to develop and commercialize novel synthetic vaccines and targeted small molecules that have the potential to improve the lives and outcomes of cancer patients.

Forward-Looking Statements
In order to provide our investors with an understanding of our current results and future prospects, this release may contain statements that are forward looking.  These forward-looking statements represent Biomira’s intentions, plans, expectations and beliefs and are based on our experience and our assessment of historical and future trends and the application of key assumptions relating to future events and circumstances.

Forward-looking statements involve risks and uncertainties related to our business and the general economic environment, many beyond our control. These risks, uncertainties and other factors could cause our actual results to differ materially from those projected in forward-looking statements, including those predicting adequacy of financing and reserves on hand; currency exchange rate fluctuations; changes in general accounting policies; and general economic factors.  Although we believe that any forward-looking statements that may be contained herein are reasonable, we can give no assurance that our expectations are correct.  All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a detailed description of our risks and uncertainties, you are encouraged to review the official corporate documents filed with the securities regulators in Canada and the United States, including the risk factors described in our 2006 Annual Report.

Additional Information
Additional information relating to Biomira, including a copy of our Annual Information Form, Form 40-F and Proxy Circular, can be found on SEDAR at www.sedar.com and U.S. EDGAR at www.sec.gov.

Investor and Media Relations Contact:
Stephanie Seiler, Ph.D.
Gemini BioProjects LLC
206-713-0124
ir@biomira.com

BIOMIRA INC.  2011 - 94 St. Edmonton, AB, Canada  T6N 1H1
Tel:  (780) 450-3761  Fax:  (780) 463-0871
http://www.biomira.com

Biomira Inc. Consolidated Statements of Operations (expressed in thousands of Canadian dollars, except share and per share amounts) (unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006

REVENUE
Contract research and development	$533	$1,020	$649	$1,344
Licensing revenue from collaborative agreements	117	51	191	106
Licensing, royalties, and other revenue	13	85	24	86
	663	1,156	864	1,536

EXPENSES
Research and development	3,699	2,972	6,688	6,928
General and administrative	2,438	2,134	4,681	4,264
Marketing and business development	21	149	581	367
Amortization	857	97	1,719	203
	7,015	5,352	13,669	11,762

OPERATING LOSS	(6,352)	(4,196)	(12,805)	(10,226)
Investment and other (loss) income	(357)	187	1	424
Interest expense	-	-	(1)	(7)

LOSS BEFORE INCOME TAXES	(6,709)	(4,009)	(12,805)	(9,809)
INCOME TAX RECOVERY:
Future	456	-	1,193	-

NET LOSS	$(6,253)	$(4,009)	$(11,612)	$(9,809)

BASIC AND DILUTED LOSS PER SHARE	$(0.05)	$(0.04)	$(0.10)	$(0.11)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	116,915,338	89,388,932	116,915,338	87,636,606

Biomira Inc. Consolidated Balance Sheets Data (expressed in thousands) (unaudited)

	June 30 2007	December 31 2006

Cash and short-term investments	$21,875	$33,037
Inventory	$4,427	$1,287
Total assets	$69,392	$79,099
Deferred revenue (current and non-current)	$3,770	$1,036
Total long-term liabilities	$14,606	$13,378
Shareholders equity	$50,753	$61,417
Common shares outstanding	116,915	116,915

(CAD $1.00 = USD $0.94)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: August 2, 2007	By:	/s/ Edward A. Taylor
Edward A. Taylor, CGA
Vice President, Finance & Administration and Chief Financial Officer